FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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Not applicable.

(1)	Press Release, “PromiusTM Pharma and Valeant form collaboration to market Cloderm® cream in the United States,” April 1, 2011.

(2)	Press Release, “Dr Reddy’s expands its R&D centre in Cambridge, United Kingdom,” April 11, 2011.

(3)	Press Release, “Dr. Reddy’s announces the launch of Over-the-Counter Fexofenadine HCl tablets,” April 14, 2011.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
PromiusTM Pharma and Valeant form collaboration to market Cloderm® cream in the United States
Hyderabad, India, and Mississauga, Ontario, Canada, April 1, 2011:
PromiusTM Pharma, LLC, an affiliate of Dr. Reddy’s Laboratories (NYSE:RDY), and Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) today jointly announced that they have signed a collaboration agreement for Cloderm® (clocortolone pivalate 0.1%) Cream. Under the agreement, PromiusTM Pharma will make an upfront payment and pay future royalties as the consideration for the right to manufacture, distribute and market Cloderm® Cream in the United States, effective immediately. The financial terms and conditions of the agreement have not been disclosed.
Raghav Chari, Senior Vice President, Proprietary Products and Head of PromiusTM Pharma, said, “We are very pleased to have formed a partnership with Valeant to market Cloderm® Cream in the United States, where PromiusTM Pharma is building a strong commercial and clinical presence. Cloderm® Cream is a time-tested product and has strong recognition among dermatologists. The addition of this product will bolster our ongoing efforts to build a successful prescription branded franchise in the US, and specifically contribute to Promius’ goal to become a leader in the field of medical dermatology.”
About Cloderm® Cream
Cloderm® (clocortolone pivalate) Cream, 0.1% is a topical mid potent steroid product indicated for the relief of the inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses. Cloderm Cream is available in a 45-gram and 90-gram tube, and in a 30-gram or 75-gram pump, by prescription only. For more information, please contact your healthcare provider or PromiusTM Pharma.
Important Safety Information
The most common adverse events associated with Cloderm® Cream include dryness, irritation, folliculitis, itching, and burning. Cloderm® Cream is contraindicated in patients who are hypersensitive to any of the ingredients of this product. As with all topical corticosteroids, systemic absorption can produce reversible HPA-axis suppression. See full prescribing information at www.promiuspharma.com/cloderm SOURCE: Dr. Reddy’s Laboratories, Ltd., Valeant Pharmaceuticals International, Inc.
Dr. Reddy’s Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Valeant Pharmaceuticals Forward-Looking Statement
This press release may contain forward-looking statements. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (“SEC”) and other risks and uncertainties detailed from time to time in the Company’s filings with the SEC and the Canadian Securities Administrators (“CSA”), which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
About PromiusTM Pharma
Promius Pharma, located in Bridgewater, NJ, is a branded specialty company and a wholly-owned subsidiary of Dr. Reddy’s Laboratories, Inc. Promius Pharma aims to be a leading-edge company that develops and markets innovative solutions for challenging dermatological conditions with an eye to the future to redefine therapeutic options for physicians and patients. For more information, please visit www.promiuspharma.com.
About Valeant Pharmaceuticals
Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant can be found at http://www.valeant.com/
DR. REDDY’S CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or at +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or at +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com or at +1-9082034931
Media:
Rajan S at rajans@drreddys.com or at +91-40- 66511725
VALEANT CONTACT INFORMATION
Laurie W. Little
(949) 461 6002

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s expands its R&D centre in Cambridge, United Kingdom
Hyderabad, India and Cambridge, UK, April 11, 2011

Dr. Reddy’s Laboratories (NYSE: RDY) today announced the opening of its newly expanded Chirotech Technology Centre at Cambridge Science Park, UK where Chirotech has been based for the last 20 years. The new 33,000 sq ft facility is purpose built for laboratories and offices and has been fitted to Dr. Reddy’s specific requirements for chemistry, biology and analytics.
The additional capacity will help facilitate an initial doubling of scientific staff in Chirotech while providing for further capacity additions in future. It will help strengthen core capabilities in biocatalysis and chemocatalysis, build capabilities in fast growing segments like Activated mPEGs and peptides, and allow development of other areas of expertise in chemistry and processing for use in the pharmaceutical industry. The new facility is part of the Custom Pharmaceutical Services (CPS) Business Unit of Dr. Reddy’s and will offer these expanded services to its customers worldwide. Dr. Reddy’s was assisted in setting up the new facility by East of England Investor Development (EEID*), the regional body that supports overseas investors in the region, funded by the East of England Development Agency.
Commenting on the expansion, G V Prasad — Vice Chairman and CEO, Dr. Reddy’s said, “We are delighted to have secured this excellent facility at the Cambridge Science Park. Being located in this historic University City and in one of the leading European centres for Science and Innovation makes it the ideal location to expand and develop our research, development and technology capabilities. The facility will be a centre of excellence for chemistry and reinforces our commitment to building a leading edge research organization to meet the innovation needs of our customers.”

*	EEID is an outsourced organization which delivers inward investment and development support on behalf of the East of England Development Agency (EEDA) and UK Trade & Investment.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or at +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or at +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or at +1-908-203-4931
Media:
S Rajan at rajans@drreddys.com or at +91-40- 66511725

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s announces the launch of Over-the-Counter Fexofenadine HCl tablets
Hyderabad, India, April 14, 2011:
Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched its over-the-counter (OTC) Fexofenadine HCl tablets on April 13, 2011. The Food & Drug Administration (FDA) approved Dr. Reddy’s Abbreviated New Drug Application (ANDA) for Fexofenadine HCl tablets on April 12, 2011
Dr. Reddy’s will market the product under store brand labels in the U.S. market. The products are bioequivalent versions of sanofi-aventis’ Allegra® tablets which received Rx-to-OTC switch approval from the FDA on January 24th, 2011. The Fexofenadine HCl Rx market had brand and generic sales of approximately $452 million for the twelve months ending December 31, 2010 according to IMS Health.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
Trademarks
Allegra® is a registered trademark of sanofi-aventis.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or at +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or at +91-40-66511529
Milan Kalawadia (USA) at mkalawadia@drreddys.com or at +1-908-203-4931
Media:
S Rajan at rajans@drreddys.com or at +91-40- 66511725

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: May 10, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary